February 26, 2019

Fortunato Ron Rocca
Chief Executive Officer
Exagen Inc.
1261 Liberty Way, Suite C
Vista, California 92081

       Re: Exagen Inc.
           Draft Registration Statement on Form S-1
           Submitted February 1, 2019
           CIK No. 0001274737

Dear Mr. Rocca :

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 1

2. We note your risk factor on page 12 regarding your promotion strategy and your disclosure on page 1 that: "Combined U.S. sales of SIMPONI and SIMPONI ARIA , an intravenous formulation, were approximately $1 billion in 2018." In connection with
 Fortunato Ron Rocca
Exagen Inc.
February 26, 2019
Page 2
       your disclosure regarding SIMPONI sales, please describe in greater detail your integrated testing and therapeutics strategy and clarify how you expect sales of Janssen's products to impact the company's net revenues.
Use of Proceeds, page 60

3. Please disclose the approximate amount of proceeds that will be used for each of the indicated purposes. Also revise to clarify the related contingencies and alternatives. See
       Instruction 7 to Item 504 of Regulation S-K.
Undertakings, page II-4

4. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
       Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
       430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Exhibit Index, page II-5

5. Please file as exhibits your Collaboration Agreement with GSK and Master Services
       Agreement with Horizon Pharma or advise. See Item 601(b)(10) of Regulation S-K.
        You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

FirstName LastNameFortunato Ron Rocca                        Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameExagen Inc.
                                                             Mining
February 26, 2019 Page 2
cc:       Cheston Larson
FirstName LastName